

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
United Kingdom

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Website www.premier-oil.com


10015765

13th May 2010

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
UNITED STATES OF AMERICA

SUPPL

Dear Sirs

~~Premier Oil plc (f/k/a~~ Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 13th May 2010.

"Interim Management Statement".

Yours faithfully

for Stephen Huddle
Company Secretary

Enc



Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL PLC

("Premier")

Interim Management Statement

13 May 2010

Premier today provides its Interim Management Statement for the period to 13 May 2010.

Premier's 2010 Interim Results will be announced on Thursday 26 August 2010. A Trading and Operations Update will be provided on Thursday 15 July 2010.

HIGHLIGHTS

- Good production performance, full-year production guidance unchanged at 44 kboepd
- Development projects all on target
  - Chim Sáo topsides 87% complete, FPSO conversion 40% complete
  - Gajah Baru 52% complete
  - Huntington – Letter of Intent signed for FPSO Sevan Voyageur
- Drilling rigs secured for important wells on Oates, Gardrofa and Tuna; Oates anticipated to spud late June/early July
- Eight blocks in the West Orkney Basin awarded in 25th Licensing Round
- Additional $300 million five-year corporate bank facility; current cash and undrawn facilities of around $875 million

Simon Lockett, Chief Executive Officer, commented:

"I am pleased to report both a solid production performance and continuing good progress on our major development projects which remain on schedule. We continue to work hard to progress new projects and to add to our programme of future exploration activity".

Enquiries

Premier Oil plc **Tel: 020 7730 1111**
Simon Lockett
Tony Durrant

Pelham Bell Pottinger PR **Tel: 020 7337 1500**
James Henderson
Gavin Davis
Evgeniy Chuikov

Production

Production to 30 April has averaged 47.1 kboepd. Production for the full-year 2010 is expected to be in line with previous guidance at around 44 kboepd, reflecting significant planned summer maintenance programmes in the North Sea and Pakistan. Our mid-term production target of 75 kboepd in 2012 from existing projects remains unchanged. The date for cessation of production of the Shelley field has been brought forward to July 2010.

(kboepd)	1 January 2010 to 30 April 2010	Full Year 2009
UK/West Africa	20.5	17.1
Indonesia	11.2	11.1
Middle East-Pakistan	15.3	16.0
	47.1	44.2

A Balmoral infill well has been approved for the third quarter of 2010 which is expected to add material production in 2011. In the meantime, the nearby Burghley field is expected on-stream later this year bringing significant operating cost synergies.

In Pakistan, following on from the successful K-19 well at the Kadanwari field, an additional well (K-25) is planned for the same segment. The K-23 development well is currently drilling. Good progress is being made on additional compression projects at the Bhit, Qadirpur and Zamzama fields and gas demand in Pakistan remains high. In Indonesia, high gas export rates from the Anoa field were maintained on the back of strong Singapore gas demand. The Anoa field continues to produce above its contractual share.

Development projects

Vietnam
The Chim Sáo jacket has been installed at its offshore location. Construction of the topsides is 87% complete and conversion of the FPSO in Singapore is now 40% complete. Overall EPCI completion stands at 75%. Development drilling is expected to commence by 15 June 2010 and first production is on schedule for 1 July 2011.

Indonesia
The Gajah Baru project continues to make good progress towards wellhead platform installation scheduled for September and development drilling commencing in October. The project was 52% complete at 30 April 2010.

The award of the North Sumatra Block A PSC extension remains outstanding. The operator has secured agreement in principle from most of the relevant authorities and is now waiting to receive formal endorsement from the Aceh House of Representatives ahead of the PSC extension being approved by the Indonesian Minister of Natural Resources.

UK
A Letter of Intent has been entered into by the Huntington joint venture partnership and Sevan Marine ASA, to progress negotiations on a charter party for the potential use of the FPSO Sevan Voyageur as the production unit. These negotiations will be on a mutually exclusive basis for the period until 30 June 2010. A tender process is under way for a development drilling rig.

Pre-development projects

Frøy
Responses to the Invitation to Tender (ITT) for facilities to be used for the Frøy project were received in April and are being evaluated by the joint venture partnership. Work is ongoing on an ITT for a wellhead platform. Discussions are under way with neighbouring block partnerships regarding the tie-back of additional reserves.

Bream
Following the successful appraisal of Bream in 2009, development concepts are being considered, with an FPSO being most likely and an ITT for a production unit will be issued shortly.

Bugle
Data from the recent Bugle North appraisal well is being integrated with the earlier Bugle South discovery before a development decision is taken. Discussions continue with other partnerships in the area (including the Rochelle owners) regarding future third party volumes across the Scott field facilities.

Dua
Following conceptual development work, project plans are being prepared for further discussions with our block partners.

Exploration/New Ventures

There are 11 wells planned during the next 12 months. A rig is expected on location next week to drill the Catcher well, and the Oates well is on schedule for spud early in July. Rigs have now been secured for all remaining wells in 2010, with the exception of Buton:

Forward well programme				
Country	Well	Estimated timing	Licence interest (%)	Reserves range (mmboe, gross, low-mid-high)
UK	Catcher	Q2 2010	35.00	11-20-30
UK	Oates*	Q2/Q3 2010	50.00	25-65-107
Norway	Gardrofa*	Q3 2010	40.00	15-70-115
Norway	Gnatcatcher	Q4 2010	20.00	31-40-60
Norway	Grosbeak Appraisal	Q1 2011	20.00	35-80-190
Indonesia	Tuna (Gajah Laut Utara)*	Q4 2010	65.00	65-160-350
Indonesia	Buton	Q4 2010/Q1 2011	30.00	35-100-300
Indonesia	Tuna (Belut Laut)*	Q1 2011	65.00	40-90-200
Vietnam	CRD Appraisal*	Q4 2010/Q1 2011	30.00	10-60-70
UK	Lacewing	Q2 2011	50.00	50-100-200
UK	Bluebell*	Q2 2011	100.00	18-22-27

*Premier-operated well

Premier has been awarded eight new blocks in the UK under the 25th Licensing Round, at 100% equity. Blocks 201/5, 202/24, 202/25, 202/29, 202/30, 203/16, 203/21 and 203/26 are located in the frontier West Orkney Basin in shallow water and cover 1700km^2 in area. The geology of the

blocks is consistent with the exploration strategy of pursuing rift basin opportunities in Premier's areas and themes of expertise. The blocks have been awarded on a six year drill or drop basis.

Financing

The company continues to maintain its strong financial position. An additional corporate bank facility of $300 million has been drawn down. The facility has a five-year maturity at an average fixed rate of 5.19%. An addition floating rate debt facility in Norway has been secured providing ongoing funding for our Norwegian exploration programme. Premier's combined bank facilities now total around $950 million with current cash and undrawn facilities of around $875 million.

Projected development capital expenditure for 2010 is around $450 million including the cost of the Balmoral infill well. Exploration spend is still expected to be around $150 million on a pre-tax basis.

Notes to editors:

Premier is a leading FTSE 250 independent exploration and production company with oil and gas interests in the North Sea, Asia and in the Middle East-Pakistan regions. Our strategy is to add significant value for shareholders through exploration and appraisal success, astute commercial deals and optimal asset management.